UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 31, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTICE OF 2022 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2022 first extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) will be held at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the People’s Republic of China (the “PRC”) ( 中國上海市長寧區空港三路 99 號東航實業集團有限公司輔樓二樓會議室 ) at 2:00 p.m. on Wednesday, 14 December 2022, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

1.

Ordinary resolution: “THAT, to consider and approve the “Resolution in relation to the Introduction of 100 A320NEO Series Aircraft”. Details of the above resolution are set out in the announcement and circular of the Company published on the website of the Hong Kong Stock Exchange on 3 July 2022 and 24 August 2022.”

2.00

Ordinary resolution: “THAT, to consider and approve the “Resolution in relation to the Daily Connected Transactions for 2023 – 2025” (each part of this resolution shall be decided by voting in sequence):

2.01	Resolution in relation to the Daily Connected Transactions of the Company’s Financial Services

2.02	Resolution in relation to the Daily Connected Transactions of the Company’s Catering, Aircraft On-board Supplies Support and Related Services

2.03	Resolution in relation to the Daily Connected Transactions of the Company’s Aviation Complementary Services

2.04	Resolution in relation to the Daily Connected Transactions of the Company’s Foreign Trade Import and Export Services

2.05	Resolution in relation to the Daily Connected Transactions of the Company’s Property Leasing and Construction and Management Agency Services

2.06	Resolution in relation to the Daily Connected Transactions of the Company’s Advertising Engagement and Agency Services

2.07	Resolution in relation to the Daily Connected Transactions of the Company’s Aircraft and Engines Lease Services

2.08	Resolution in relation to the Daily Connected Transactions of the Exclusive Operation Services of the Company’s Passenger Aircraft Cargo Business

2.09	Resolution in relation to the Daily Connected Transactions of the Company’s Freight Logistics Related Support Services

2.10	Resolution in relation to the Daily Connected Transactions of the Company’s Aviation Internet Services

Details of the abovesaid resolutions were set out in the announcement and the circular of the Company dated 26 September 2022 and 25 October 2022 which were published on website of the Hong Kong Stock Exchange.”

3.

Ordinary resolution: “THAT, to consider and approve the “Resolution in relation to the Adjustment to the Caps for the Daily Connected Transactions of the Exclusive Operation of Freight Business for Passenger Aircraft in 2022”. Details of the above resolution are set out in the announcement and the circular of the Company published on the website of the Hong Kong Stock Exchange on 12 October 2022 and 25 October 2022.”

4.

Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Articles of Association”. Details of the above resolution are set out in the announcement and the circular of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2022 and 25 October 2022.”

5.

Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Rules for Procedures for General Meetings”. Details of the above resolution are set out in the announcement and the circular of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2022 and 25 October 2022.”

6.

Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Rules for Meetings of the Board of Directors”. Details of the above resolution are set out in the announcement and the circular of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2022 and 25 October 2022.”

7.

Special resolution: “THAT, to consider and approve the “Resolution in relation to Certain Amendments to the Rules for Meetings of the Supervisory Committee”. Details of the above resolution are set out in the announcement and the circular of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2022 and 25 October 2022.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 28 October 2022

As at the date of this notice, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

Note:

1.	Persons entitled to attend the EGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 11 November 2022 will be entitled to attend the EGM upon completion of the registration procedures. Notice will be made to the holders of the A shares of the Company separately.

2.	Registration procedures for attending the EGM

(1)

Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Office of the Board of Directors of China Eastern Airlines Corporation Limited at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai, the PRC (postal code: 201100) (please indicate the detailed address on the letter for the Company to reply) from 9:00 a.m. to 4:00 p.m. on 24 November 2022 (if by facsimile (fax no: +86 21 62686116)) or between 17 November 2022 to 24 November 2022 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(1)

Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)

The instrument appointing a proxy must be duly authorised in writing by the appointor or his/her attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign or other documents of authorisation must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Other matters

Shareholders or their proxies attending the EGM shall be responsible for their own travel and accommodation expenses.

5.	Closure of books

The H share register of members of the Company will be closed from 12 November 2022 to 14 December 2022, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the Company’s H share registrar, by 4:30 p.m. on 11 November 2022.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

6.	Abstention from voting

China Eastern Air Holding Company Limited, CES Finance Holding Co., Limited, CES Global Holdings (Hong Kong) Limited and Mr. Li Yangmin, who own shares of the Company, are required to abstain from voting in respect of the resolutions 2 and 3 set out in this notice.